As filed with the Securities and Exchange Commission on January 30, 2009

United States Securities and Exchange Commission
Washington, D.C. 20549
File No. 812-
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In the Matter of:
     Charles Schwab Investment Management, Inc.
     Schwab Strategic Trust
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Application under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.
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All communications and orders to:
Shelley A. Harding, Esq.
Charles Schwab Investment Management, Inc.
101 Montgomery Street
SF120KNY-14-101
San Francisco, CA 94104
with a copy to:

W. John McGuire, Esq.
Michael Berenson, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
Page 1 of 73 sequentially numbered pages (including exhibits)

(continued)

I. INTRODUCTION
     Charles Schwab Investment Management, Inc. (“CSIM” or the “Adviser”) and an investment company to be created (the “Trust”) (collectively, the “Applicants”) request an order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act to permit the Trust to create and operate the initial series described herein that offers exchange-traded shares (“Shares”) with limited redeemability and whose performance will correspond generally to the performance of a specified index.
     Applicants are also seeking an order under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.
     Applicants request that the order requested herein apply to any future series of the Trust or of other open-end management companies whose performance will correspond generally to the performance of other indices (individually, a “Fund” and collectively with the initial series, the “Funds”). The Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets, as well as futures contracts, options on such futures contracts, swaps, forward contracts or other derivatives, shares of other exchange-traded funds (“ETFs”) and shares of money market mutual funds or other investment companies, all in accordance with their investment objectives. Certain of the Funds may invest in equity securities or fixed income securities traded in international markets (“International Funds”). The Funds may also invest in a combination of equity, fixed income and U.S. money market securities and/or non-U.S. money market securities. The Fund will (a)

be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and (b) comply with the terms and conditions of the order. Each Fund will operate as an ETF.
     Shares of each Fund will be purchased from the Trust only in large aggregations of a specified number referred to as a “Creation Unit.” Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (the “Exchange”). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.
     The Applicants are also requesting that the order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the law, the “Exchange Act” and such persons registered under the law, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (1) any Fund that is currently or subsequently part of the same “group of investment companies” as the Funds within the meaning of section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act1 and that enters into a FOF Participation Agreement (as defined herein) with a Fund (such management investment companies are referred to herein as

[1]	“Same group of investment companies” as used in the Application refers to the definition in Section 12(d)(1)(G)(ii) of the 1940 Act.

“Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts are included in the defined term as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations mandated by Section 12(d)(1)(B).2
     All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the order only to invest in the Funds and not in any other registered investment company.
     In connection with the Section 12(d) relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.
     No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”).

[2]	In addition to the relief specifically being sought from Sections 12(d)(1)(A) and (B), the Funds may also sell their Shares to an investment company which is part of the same “group of investment companies” as the Funds, in reliance on Section 12(d)(1)(G) and/or rules adopted under Section 12(d).

II. BACKGROUND
A.	The Applicants.
     The Trust and Its Funds. The Trust will be a Delaware statutory trust registered with the Commission as an open-end series management investment company. The Trust will be organized as a series fund with multiple series. The Trust intends to create the Funds described herein. The Trust intends to file a Registration Statement for the purpose of registering Shares of the Funds under the Act and the Securities Act of 1933 (the “Securities Act”). As used herein, “Trust” shall also mean any other open-end series management investment company registered with the Commission and advised by the Adviser or an entity controlled by or under common control with the Adviser.
     Each Fund will have a distinct investment objective and will attempt to achieve its investment objective by utilizing an index-based management strategy. Each Fund will consist of a portfolio of securities and other instruments (“Portfolio Securities”) selected to correspond to the price and yield performance of a specified index (each securities index is an “Underlying Index” or “Index”). Each Fund intends to qualify as a “regulated investment company” (a “RIC”) under the Internal Revenue Code (the “Code”).
     The Adviser. Charles Schwab Investment Management, Inc., a Delaware corporation with its principal office in San Francisco, California, will serve as Adviser to the Funds. The Adviser, registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), is a wholly-owned subsidiary of Charles Schwab Corporation (“Schwab”). Subject to approval by the Board of Trustees of the Trust (the “Board”), the Adviser, or an entity controlled by or under common control with the Adviser (also referred to herein as an “Adviser”), will advise the Funds. The Adviser and the Trust may also hire one or more Subadvisers for the Funds (the “Subadvisers”). Any Subadviser will be registered as an investment adviser under the Advisers Act. The Adviser, subject to the oversight and authority of the Board, will manage each Fund’s investment program either directly or through a Subadviser, arrange and oversee the provision of other necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund.
     Applicants note that a Subadviser’s affiliates may be hired to provide other services, such as administration, custodian or transfer agency services, to the Funds, subject to the approval of the Board.
B.	The Underlying Index.
     The Underlying Index for the Initial Fund is described in Exhibit A. No Index Provider is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, a promoter, the Adviser, a Subadviser, or a Distributor (as defined below). The Adviser will obtain any necessary licensing arrangements with the Index Provider to offer the Fund Shares. To the extent such licensing arrangements are legally required, they have already been entered into or will be in effect at the time secondary market trading of such Fund Shares commences. The Index Provider for the Initial Fund will be Dow Jones & Company, Inc.
C.	Other Service Providers.
     The Distributor. A broker dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”), which is not affiliated with the Adviser will act as distributor and principal underwriter (a “Distributor”) of the Funds. The Funds, however, may hire a different Distributor in the future. In any case, the Distributor will be disclosed in the prospectus and/or statement of additional information (“SAI”) for each Fund.
     Additional Providers. The Trust will hire other entities to act as the administrator (the “Administrator”), custodian (the “Custodian”), fund accountant (the “Fund Accountant”), transfer agent (the “Transfer Agent”) and dividend disbursing agent (the “Dividend Disbursing Agent”) to the Funds. The identities of the Administrator, Custodian, Fund Accountant, Transfer Agent and Dividend Disbursing Agent will be disclosed in the respective Prospectus and/or SAI for each Fund. The performance of their duties and obligations will be conducted within the provisions of the Act and the rules thereunder.
III. THE FUNDS
A.	Investment Objectives.
     As described in more detail in each Fund’s prospectus (“Prospectus”) and SAI, the investment objective of each Fund will be to provide investment returns that closely correspond to the price and yield performance of its Underlying Index. In seeking to achieve the respective investment objective of each Fund, the Adviser and/or Subadviser may utilize a “replication” strategy (as described below), or a “representative sampling” strategy to track its Underlying Index. Each Fund’s Prospectus will indicate whether the Fund will follow a replication or representative sampling strategy. Using the sampling strategy, the Adviser or Subadviser will select each security for inclusion in the Fund’s portfolio to have aggregate investment characteristics, fundamental characteristics, and liquidity measures similar to those of the Fund’s Underlying Index, taken in its entirety. If representative sampling is used, a Fund will not be expected to track its Underlying Index with the same degree of accuracy as a Fund employing the replication strategy. A Fund using a replication strategy will invest in substantially all of the securities comprising its Underlying Index (“Component Securities”) in the same approximate proportions as in the Underlying Index. A Fund utilizing a representative sampling strategy generally will hold a significant number of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index. This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index or when a Component Security of an Underlying Index is illiquid. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index or to maintain RIC compliance. Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of no more than five percent (5%), net of fees and expenses. Each Fund’s investment objectives, policies and investment strategies will be fully disclosed in its Prospectus and SAI.
     As disclosed in each Fund’s Registration Statement, each Fund will invest at least 80% (and in many cases, more than 80%) of its total assets (exclusive of collateral held from securities lending) in the Component Securities of its Underlying Index and depositary receipts representing such securities.3 Each Fund may also invest its remaining assets, up to 20% of its total assets, in securities not included in its Underlying Index (the “20% asset basket”). For example, a Fund may invest in securities that are not components of its Underlying Index in order to reflect various corporate actions (such as mergers) and other changes in such Index (such as reconstitutions, additions and deletions). Any security selected by the Adviser or Subadviser for inclusion in the Fund’s 20% asset basket, as the case may be, will be selected based on the Adviser’s or the Subadviser’s belief that such an investment will assist the Fund in tracking the performance of its Underlying Index. As long as each Fund invests at least 80% of

[3]	Any depositary receipts held by an International Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly-traded stock. Depositary receipts will typically be American Depositary Receipts (“ADRs”), but may include Global Depositary Receipts (“GDRs”), and Euro Depositary Receipts (“EDRs”). ADRs, GDRs and EDRs are collectively referred to herein as “Depositary Receipts.”

its total assets in Component Securities of its Underlying Index, each Fund may invest its other assets in futures contracts, options on futures contracts, options and swaps, as well as cash and cash equivalents and other investment companies4 all in accordance with the requirements of the Act and rules promulgated thereunder.
     Any Depositary Receipts held by a Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Depositary Receipts will typically be American Depositary Receipts (“ADRs”), as well as Global Depositary Receipts (“GDRs”) and Euro Depositary Receipts (“EDRs”). ADRs, GDRs and EDRs are collectively referred to herein as “Depositary Receipts.” Depositary Receipts are typically issued by a financial institution (a “depository”) and evidence ownership interests in a security or a pool of securities that have been deposited with the depository.5 To the extent that a Fund invests in Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange. A Fund will not invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Adviser or

[4]	Each Fund is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s investment objective, registration statement, and any applicable investment restrictions. Such investments would be made within the limits of Section 12(d)(l) of the Act and would be made through purchases of shares in the secondary market or through receipt of shares as part of the securities contributed to a Fund through the in-kind purchase of one or more Creation Units, as defined below. A Fund would only hold shares of another ETF if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the portfolio securities, thereby potentially reducing the costs of creation and redemption activity, or help the Fund track its Underlying Index. For example, a Fund might invest in shares of a single ETF instead of shares of one or more Component Securities in its Underlying Index. The ability to submit or receive a single easily tradable security (i.e., shares of an ETF) as a substitute for a group of portfolio securities is expected to decrease the costs of creation and redemption activity, particularly for Funds that invest in multiple non-U.S. markets and especially for non-U.S. securities subject to transfer restrictions or stamp (transaction) taxes in their home markets. The decreased costs should improve the efficiency of the creation and redemption process and facilitate more efficient arbitrage activity, while at the same time permitting the Fund to obtain exposure to Component Securities in its Underlying Index through its investment in a single ETF holding similar securities. See, iShares Trust, et al., (Oct. 22, 2008).

[5]	With respect to ADRs, the depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. With respect to other Depositary Receipts, the depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

the Subadviser deems to be illiquid or for which pricing information is not readily available. A Fund will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.6
     Each Fund’s investment objective is not considered to be fundamental and can be changed without a vote of its shareholders. However, the investment objective may only be changed by the Fund’s Board following the provision of sixty (60) days’ prior written notice to shareholders.
     Each Fund reserves the right to invest its assets in futures contracts, options on such futures contracts, swaps, forward contracts or other derivatives, shares of other exchange-traded funds and shares of money market mutual funds or other investment companies that invest primarily in short-term fixed income securities, all in accordance with its investment objective and the requirements of the Act and rules thereunder.
     Each Fund’s investment objectives, policies and investment strategies will be fully disclosed in its Prospectus and SAI.
B.	Benefits of Funds to Investors.
     Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Exchange versus the cost of depositing a Fund Deposit (as defined herein) and creating a Creation Unit to be broken down into individual Shares. As described below, Applicants believe that arbitrageurs

[6]	Applicants understand that since 1984 all listed ADRs are required to be sponsored. Applicants also understand that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues. Thus, although the Applicants have no present intention for a Fund to invest in these unsponsored listed ADRs, Applicants seek to reserve the ability for a Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the Fund.

will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value (“NAV”) should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Applicants also expect that the Exchange specialists (the “Specialists”) or market makers (“Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.
     Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. Applicants believe that the Funds will be particularly attractive to institutional and retail investors seeking returns in excess of market indexes.
     The Funds can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; are relatively tax-efficient investment vehicles to the extent that the Funds can minimize capital gains by eliminating from the portfolio low cost basis stocks through the in-kind redemption process, when such process is utilized; offer relatively low expenses compared to actively managed investment companies with similar investment objectives and strategies that are not ETFs; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and immediately reinvest dividends received on portfolio securities.
C.	Benefits of Section 12(d)(1) Relief.
     If Section 12(d)(1) relief is granted, the Funds will offer the Investing Funds the benefits noted above. For example, the Funds will offer a simple and efficient way to gain exposure to the broad market or to a particular segment of the market while preserving the opportunity to outperform the relevant benchmark index.
IV. APPLICANTS’ PROPOSAL
A.	Capital Structure and Voting Rights; Book Entry.
     Shareholders of a Fund will have one vote per share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules thereunder and state laws applicable to Delaware statutory trusts.
     Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC and DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.
B.	Exchange Listing.
     Shares will be listed on the Exchange and traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from

Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant, (defined below), or make a market in Shares. No affiliated person of the Fund, the Adviser or Schwab will maintain a secondary market in Shares. One or more Specialists or Market Makers will be assigned to the Shares.7 As long as the Funds operate in reliance on the requested order, the Shares will be listed on the Exchange.
     C. Sales of Fund Shares.
     Each Fund will sell Shares to investors in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. For Funds utilizing an in-kind purchase process, Shares generally will be purchased in Creation Units in exchange for the deposit, by the purchaser, of a particular portfolio of securities, i.e., Deposit Securities, designated by the Adviser, together with the deposit or refund of a specified cash payment as the case may be (“Cash Component,” collectively with the Deposit Securities, a “Fund Deposit”). Each Fund will issue and sell Shares on each day that a Fund is open (“Business Day”), which includes any day that the Fund is required to be open under Section 22(e) of the 1940 Act. The Funds may also be open on days not required under Section 22(e) of the 1940 Act, including days that the Exchange is closed. The NAV of each Fund will normally be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) on each Business Day.8 The NAV of each Fixed Income Fund and non-U.S.

[7]	Unlike on other Exchanges where a Specialist oversees trading in Shares, on NASDAQ numerous Market Makers buy and sell Shares for their own accounts on a regular basis. Accordingly, if Shares are listed on NASDAQ, no Specialist will be contractually obligated to make a market in Shares. Rather, under NASDAQ’s listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions. Applicants do not believe that any characteristics of a NASDAQ listing would cause Shares to operate or trade differently than if they were listed on another Exchange.

[8]	Applicants note that each Fund will have in place procedures that provide for the fair valuation of Portfolio Securities in calculating NAV.

Equity Fund may be determined prior to 4:00 p.m. Eastern time on each Business Day. Information regarding the determination of a Fund’s NAV will be disclosed in its Prospectus and SAI.
     For Funds utilizing an in-kind process, the Applicants expect that the Deposit Securities will generally consist of a pro rata basket9 of a Fund’s portfolio10. The Cash Component will be equal to the difference, if any, between the NAV per Creation Unit and the market value per Creation Unit of the Deposit Securities.
     The Fixed Income Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Fund Security (as defined below) of a Fund that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security.11
     The Funds may be purchased and redeemed entirely for U.S. dollars or, in the case of International Funds, non-U.S. currency or U.S. dollars (an “All-Cash Payment”). The Trust reserves the right to accept and deliver All-Cash Payments for the purchase and redemption of Creation Units of any Fund, as well as to accept partial cash in lieu of Deposit Securities in

[9]	However, in limited circumstances, and only when doing so would be in the best interests of a Fund as determined by the Adviser, each Fund may designate Deposit Securities that may not be an exact pro-rata reflection of such Fund’s portfolio. This would occur, for example, in instances where a security may not be readily available.

[10]	In the case of Fixed Income Funds, because it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, there may be minor differences between a basket of Deposit Securities or Fund Securities and a true pro rata slice of a Fund’s portfolio.

[11]	Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Fund Security of any Fund.

connection with purchases and redemptions of any Fund. This may occur in circumstances where it may be in the best interests of the Trust to do so, such as when a Deposit Security may not be available in sufficient quantity for delivery or may not be eligible for transfer through the Shares Clearing Process (defined below), or may not be eligible for trading by an Authorized Participant (defined below) or the investor for which it is acting. Therefore, each Fund may permit or require, under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the Deposit Securities.
     In addition, the Trust reserves the right to determine in the future that Shares of one or more of the Funds that typically utilize an in-kind process may be purchased in Creation Units for an All-Cash Payment. The decision to permit cash-only purchases of Creation Units, to the extent made at all in the future, would be made if the Trust and the Adviser believed such method would substantially minimize the Trust’s transactional costs or would enhance the Trust’s operational efficiencies. For example, on days when a rebalancing of a Fund’s portfolio is required, the Adviser might prefer to receive cash rather than in-kind stocks so that it has the liquid resources at hand for the Trust to make the necessary purchases. If a Fund utilizing the in-kind process were to receive in-kind stocks on such a day, it would have to sell many of such stocks and acquire new stocks, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Units in cash.
     In order to defray the transaction expenses, including brokerage costs, that will be incurred by a Fund when investors purchase or redeem Creation Units, and other expenses, such as custody fees, stamp taxes and the like, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) to be borne only by such purchasers or redeemers. Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing a portion of the

Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities. The exact amounts of such Transaction Fees will be determined separately for each Fund. The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Portfolio Securities in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Securities in connection with the redemption of Creation Units.
     The Transaction Fees relevant to each Fund will be fully disclosed in the Fund’s prospectus (“Prospectus”) and the method of calculating these Transaction Fees will be fully disclosed in the SAI of such Fund. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.
     Creation Units will be aggregations of at least 25,000 Shares. Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order that permits investment companies to invest in a Fund beyond those limitations.
     The Funds will make available on each Business Day, immediately prior to the opening of trading on the Exchange, a list of the names and the required number of shares of each Deposit Security included in the current Fund Deposit (based on information at the end of the previous Business Day) for a Fund utilizing the in-kind process. Such Fund Deposit will be applicable, subject to any adjustments as described below, in order to effect purchases of

Creation Units of a given Fund until such time as the next-announced Fund Deposit composition is made available. In the same manner, the Adviser also will make available the previous day’s Cash Component as well as the estimated Cash Component for the current day. In addition, the Adviser will make available the estimated All-Cash Payment for the Funds and any Future Funds utilizing the cash process.
     Creation Units may be purchased through orders placed by the Distributor through an “Authorized Participant” which is either (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Shares Clearing Process through the Continuous Net Settlement System of the National Securities Clearing Corporation (“NSCC”), or (2) a DTC Participant, which in either case has executed an agreement with the Trust, the Distributor and the Transfer Agent, with respect to creations and redemptions of Creation Units (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders to the Funds. In the case of the Equity Funds, Authorized Participants making payment for Creation Units placed through the Distributor must either (1) initiate instructions through the Continuous Net Settlement System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (the “Shares Clearing Process”) or (2) deposit the Fund Deposit with the Trust “outside” the Shares Clearing Process through the facilities of DTC as described in the SAI. In the case of Fixed Income Funds, Authorized Participants must follow the creation procedures specified in Section E.2. herein under “Settlement and Clearing of Fixed Income Funds”.
     All standard orders to create a Creation Unit must be received by the Distributor no later than the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) (the

“Closing Time”) on the date such order is placed, as described in the Participant Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares as next determined on such date. In the case of custom orders,12 the order must be received by the Distributor at such time as specified by the Trust, but in no event later than the Closing Time. The Distributor may reject any order to purchase Shares that is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if (1) the purchaser or group of purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding Shares of such Fund; (2) the required Fund Deposit is not delivered; (3) the acceptance of the Fund Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code; (4) the acceptance of the Fund Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Distributor, have an adverse effect on the Trust or the rights of beneficial owners; or (6) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the Distributor, the

[12]	A custom order may be placed by an Authorized Participant in the event that the Trust permits or requires the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery, which may not be eligible for trading by such Authorized Participant or the investor for which it is acting, or otherwise at the discretion of the Trust. On days when the Exchange or bond markets close earlier than normal, a Fund may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the order cut-off time for custom orders is expected to be no later than 11:00 a.m. Eastern Time.

Custodian, NSCC or any other participant in the purchase process, and similar extraordinary events. In addition, the Trust reserves the right, in its sole discretion, to suspend the offering of shares of a Fund or to reject purchase orders when, in its judgment, such suspension or rejection would be in the best interests of the Trust or a Fund.
     The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.
     1. Creation Procedures Applicable to Equity Funds. An entity purchasing Creation Units may use the Shares Clearing Process which has been designed to provide trade instructions and the transfer of the requisite Fund Deposit or All-Cash Payment, as applicable, to the Trust, along with the appropriate Transaction Fee. Upon the deposit of such Fund Deposit or All-Cash Payment, as applicable, in payment for such Creation Units placed through the Distributor such Shares will be delivered to the purchaser thereof.
     An entity purchasing Creation Units “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process. The higher Transaction Fee will be disclosed in the Prospectus and calculated in the manner disclosed in the SAI. Upon the deposit of the requisite Fund Deposits in payment for Creation Units placed through the Distributor such Creation Units will be delivered to the purchasers thereof.

     Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the date such request is submitted, and (ii) arrangements satisfactory to the Trust are in place for payment of the Cash Component and any other cash amounts which may be due, the Trust will accept the order, subject to its right (and the right of the Adviser) to reject any order not submitted in proper form.
     Once the Trust has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.
     When the Custodian has confirmed that the required securities included in the Fund Deposit (or the cash value thereof) have been delivered to the Custodian, the Custodian shall notify the Distributor and the Trust will issue the Shares in the Creation Unit which will be delivered to the purchaser.13
     2. Creation Procedures Applicable to Fixed Income Funds. See Section E.2. herein entitled “Settlement and Clearing of Fixed Income Funds” for the creation procedures applicable to Fixed Income Funds.
     3. Creation Procedures Applicable to International Funds. For International Funds, the purchase of a Creation Unit will operate as follows. Once a purchase order has been placed

[13]	To the extent contemplated by a Participant Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Fund Deposits have not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral consisting of cash in the form of U.S. dollars in immediately available funds (marked-to-market daily) up to 125% of the value of the missing Deposit Securities. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such Deposit Securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

with the Distributor, the Distributor will inform the Adviser and the Fund’s Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant Deposit Securities or All-Cash Payment, as applicable (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with appropriate adjustments as determined by the Fund. Deposit Securities or the All-Cash Payment, as applicable, must be delivered to the accounts maintained at the applicable subcustodians. The subcustodians will confirm that the required securities or cash have been delivered and the custodian will notify the Adviser and the Distributor. The Distributor will then furnish the purchaser with a confirmation and a Prospectus.
     D. Pricing.
     The price of Shares trading on the Exchange will be based on a current bid/offer market. No secondary sales will be made to Brokers at a concession by the Adviser, the Distributor or by a Fund. Transactions involving the sale of Shares on the Exchange will be subject to customary brokerage commissions and charges. The initial price of Shares on the Exchange is expected to be in the range of $25-$100 per Share. The price of a Creation Unit is expected to range from $625,000 (assuming the minimum number of 25,000 shares at the lowest price of $25) to $10,000,000 (assuming 100,000 Shares at the highest price of $100).
     E. Redemption.
     Beneficial owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Fund. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a Fund. If the in-kind process is being utilized, Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities (“Fund Securities”).14 The Trust will redeem Shares of each Fund on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act or in accordance with the exemptive relief requested herein. Redemption requests must be received by 4:00 p.m. Eastern Time to be redeemed that day. In the case of custom redemptions15 the order must be received by the Distributor at such time as specified by the Trust, but in no event later than the Closing Time. The Adviser, through the NSCC, will make available immediately prior to the opening of business on the Exchange (currently 9:30 a.m., Eastern Time) on each Business Day, the list of Deposit Securities (the “Creation List”) which will be applicable to a purchase and the list of Fund Securities (the “Redemption List”) that will be applicable (each subject to possible amendment or correction) to redemption requests received in proper form on that day. In some instances, the Creation List may differ slightly from the Redemption List. The Creation List and the Redemption List may differ in order to assist the Adviser in rebalancing a Fund or as the result of corporate actions.
     Each Fund and certain Future Funds will have the right to make redemption payments in cash, in-kind or a combination of each, provided the value of its redemption payments equals the NAV per Share. At the discretion of the Fund, a beneficial owner might also receive the cash

[14]	A Fund will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Fund Securities. The prospectus for a Fund will also state that “An Authorized Participant that is not a Qualified Institutional Buyer (“QIB”) as defined in Rule 144A under the Securities Act of 1933 will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.”

[15]	Custom redemption orders may be placed by an Authorized Participant in the event that the Trust permits or requires the substitution of an amount of cash to replace any Fund Securities which may not be eligible for equivalent of a Fund Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities perhaps because of another transaction with or for the issuer of those securities. A specific example might be the presence of the securities on an investment banking firm’s restricted list. Applicants currently contemplate that, unless cash redemptions are available or specified for a Future Fund, the redemption proceeds for a Creation Unit generally will consist of Fund Securities plus or minus a “Cash Redemption Amount” as the case may be (collectively a “Fund Redemption”). The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Shares being redeemed and the market value of the Fund Securities. A redeeming investor will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit. To the extent that any amounts payable to a Fund by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the Fund.
     1. Redemption Procedures Applicable to Equity Funds. Creation Units may be redeemed through the Shares Clearing Process. Procedures for such redemptions are analogous (in reverse) to those for purchases through the Shares Clearing Process, except that redemption requests are made directly to a Fund through the Trust’s Transfer Agent, and are not made through the Distributor. Creation Units may also be redeemed outside the Shares Clearing Process, however, a higher Transaction Fee will be charged.16 As discussed above, a redeemer trading by such Authorized Participant or the investor for which it is effecting the transaction or otherwise at the discretion of the Trust.

[16]	To the extent contemplated by the Participant Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all or part of the Creation Unit to be redeemed to the Transfer Agent, on behalf of the Fund, at or prior to Closing Time of the regular trading session on the NYSE on the date such redemption request is submitted, the Transfer Agent will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral consisting of cash having a value (marked-to-market daily) up to 125% of the value of the missing Shares. The current procedures for collateralization of missing Shares require, among other things, that any cash collateral shall be in the form of U.S. dollars in immediately-available funds and shall be held by the Funds’ custodian and will pay a Transaction Fee to offset the Fund’s trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the Fund Securities from its account to the account of the redeeming investor. An entity redeeming Shares “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process. A redeemer receiving cash in lieu of one or more Fund Securities may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Fund Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash in lieu portion as described above and will be calculated in the manner as disclosed in the Fund’s Prospectus and/or SAI.
     A redemption request outside the Shares Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Transfer Agent from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trust, and (ii) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for a Fund Security.

marked-to-market daily, and that the fees of the custodian and any sub-custodians in respect of the delivery, maintenance and redelivery of the cash collateral shall be payable by the Authorized Participant. The Participant Agreement will permit the Trust, on behalf of the affected Fund, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such Shares and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

     A Fund that redeems Creation Units in-kind will not have to maintain significant cash reserves for redemptions. This will allow the assets of each Fund, under normal circumstances, to be as fully invested as possible. Accordingly, each Fund will be able to be more fully invested than certain other investment products that must allocate a greater portion of their assets for cash redemptions.
     2. Settlement and Clearing of Fixed Income Funds. The Deposit Securities and Fund Securities of each Fixed Income Fund will settle via free delivery through the Federal Reserve System for U.S. government securities and cash; and through DTC for U.S. corporate and non-corporate (other than U.S. government) fixed income securities. For Funds utilizing the in-kind process, the Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the Shares only upon validation that the Deposit Securities have settled correctly or that required collateral is in place.
     DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants. Shares will be registered in book entry form only, which records will be kept by DTC.
     As with the settlement of Equity Fund transactions outside of the NSCC Continuous Net Settlement System (the “CNS System”), (i) Shares of the Fixed Income Funds and U.S. corporate and non-corporate bonds (other than U.S. government securities) will clear and settle through DTC, (ii) U.S. government securities and cash will clear and settle through the Federal Reserve System, and (iii) non-U.S. fixed income securities and money market securities will clear and settle through the appropriate sub-custodian and the standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction. More specifically, creation transactions will settle as follows: on settlement date, an Authorized Participant will transfer Deposit Securities that are U.S. corporate and non-corporate bonds (other than U.S. government securities) through DTC to a DTC account maintained by the Funds’ Custodian, and Deposit Securities that are U.S. government securities, together with any Cash Component, to the Custodian through the Federal Reserve System. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more bonds, collateral in the amount of 105% or more of the missing Deposit Securities, which will be marked to market each day the failed delivery remains undelivered) and the receipt of any Cash Component, the Custodian will notify the Distributor and the Adviser. The Fund will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participants through DTC. DTC will then credit the Authorized Participant’s DTC account. The clearance and settlement of redemption transaction essentially reverses the process described above. After a Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Fund Securities and any Cash Redemption Amount. On the settlement date, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Fund Securities that are corporate and non-corporate bonds (other than U.S. government securities) to the Authorized Participant through DTC and Fund Securities that are U.S. government securities, together with any Cash Redemption Amount through the Federal Reserve System.
     Shares of each Fixed Income Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. With respect to Equity Funds using the CNS System, Creation Units are deposited or charged to the Authorized Participants’ DTC accounts through the CNS System. Since creation/redemption transaction for Shares of the Fixed Income Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a create) or one or more Fund Securities (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an “in-kind” creation of Shares. In case of a failed delivery of one or more Deposit Securities, the Fixed Income Funds will hold the collateral until the delivery of such Deposit Security. The Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Deposit Securities (or collateral for failed Deposit Securities) and Cash Component. In the case of redemption transactions, the Fixed Income Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the delivery of Fund Securities and the Cash Redemption Amount) until the Fixed Income Fund’s Transfer Agent, has received confirmation of receipt of the Authorized Participant’s incoming Creation Units. In order to simplify the transfer agency process and align the settlement of Shares with the settlement of the Deposit Securities and Fund Securities, the Funds plan to settle transaction in U.S. government securities, corporate bonds and non-corporate bonds (other than U.S. government securities) and Shares on the same T + 3 settlement cycle.

     Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.17
     F. Dividends, Distributions and Taxes.
     Dividends from net investment income, if any will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis. Dividends will be paid to beneficial owners of record in the manner described below. Dividends will be paid in U.S. dollars. Distributions of realized securities gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to beneficial owners of Shares. Dividend payments will be made through DTC and the DTC Participants to beneficial owners of record with amounts received from each Fund.
     Each Fund will make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or

[17]	Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T + 3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares T + 3 settlement date. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T + 3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The Specialists and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.
     G. Shareholder Transaction and Operational Fees and Expenses.
     No sales charges for purchases of Shares of any Fund will be imposed. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts disclosed in the Prospectus.
     All other expenses incurred in the operation of the Trust will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party. Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees, custody fees, brokerage commissions, registration fees of the Commission, licensing fees, Exchange listing fees, fees associated with securities lending, and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust; legal and audit fees; certain licensing fees; administration and accounting fees; costs of preparing, printing and mailing Prospectuses and SAIs; costs of preparing, printing and mailing semi-annual and annual reports

(together, “Shareholder Reports”); costs of preparing, printing and mailing proxy statements and other documents required for regulatory purposes and for their distribution to existing shareholders; Transfer Agent fees; and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or some other party.18
     H. Dividend Reinvestment Service.
     The Funds do not intend to make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.
     I. Availability of Information.
     The Applicants believe that a great deal of information will be available to prospective investors about the Funds.
     The Trust’s publicly available website will include a form of the Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, for each Fund, (1) daily trading volume, the prior Business Day’s reported closing price, NAV and mid-point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),19 and a calculation of the premium and discount of the

[18]	Notwithstanding the allocation of expenses to each Fund, a specific Fund may adopt a unitary fee structure. Adoption of a unitary fee structure by one or more Funds would not result in a reallocation of expenses to any other Fund.

[19]	The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask prices will be retained by the Funds and their service providers.

Bid/Ask Price against the NAV, and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The website and information are publicly available at no charge20.
     Investors interested in a particular Fund can also obtain the Trust’s SAI, each Fund’s Shareholder Reports and its Form N-CSR and Form N-SAR, filed twice a year. The Trust’s SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.
     In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. The Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Cash Component. The Funds are not

[20]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.
     J. Sales and Marketing Materials
     The Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust is classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “exchange-traded fund.” No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.
     With respect to the Prospectus, SAI, Shareholder Reports, and any marketing or advertising materials, the same approach will be followed. For example, with respect to disclosure in the Prospectus concerning the description of a Fund and its Shares, each Fund will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast a Fund with conventional mutual funds; (2) the term “open-end investment company” will be used in the Prospectus only to the extent required by Form N-1A, and this phrase will not be included on the Prospectus cover page or summary; (3) the front cover page of the Prospectus and the Prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that the Shares will be listed on an Exchange and will be redeemable in Creation Units only; (4) the Prospectus will disclose that the owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only; and (5) the Prospectus will disclose that the secondary market price of a Share may be less, more, or equal in value to the NAV. The material aspects of the Adviser’s investment methodology will be disclosed in the Prospectus. More detailed information in this regard will be included in the SAI. The purchase, redemption and exchange trading features will be explained in appropriate detail in the Prospectus. The detailed explanation of the issuance and redemption procedures for Creation Units will be included in the SAI.
     Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.
     The Prospectus will also state that while Creation Units of Shares may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit, indicating the estimated cost of a Creation Unit of each Fund (based on the NAV of Shares as of a recent date) and referring to the SAI for details. As discussed in condition A.5, the Prospectus and annual report will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at NAV.

     K. Third-Party Broker-Dealer Issues.
     A Prospectus will disclose that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Brokers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.
     For example, a Broker firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The Prospectus will state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular case, and that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.
     The Prospectus will also state that dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153 a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on the Exchange is satisfied by the fact that the Fund’s Prospectus is available at the Exchange upon request. The Prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on an Exchange. Applicants also note that section 24(d) of the 1940 Act provides that the exemption provided by section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.
V. FUNDS OF EXCHANGE TRADED FUNDS
     A. The Investing Funds.
     As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an Investing Fund Subadviser). Each Investing Fund Adviser and any Investing Fund Subadviser will be registered as an investment adviser under the Advisers Act.
     B. Proposed Transactions.
     Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the

Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act. The proposed transactions are, in many respects, similar to the transactions for which relief was granted in iShares Trust, et al., Investment Company Act Release Nos. 25969 (March 21, 2003)(notice) and 26006 (April 15, 2003)(order) (“iShares”), Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (March 13, 2001)(notice) and 24930 (April 6, 2001)(order)(“Nuveen”), Van Kampen Funds, Inc. and Van Kampen Focus Portfolios, Investment Company Act Release Nos. 24548 (June 29, 2000)(notice) and 24566 (July 25, 2000)(order)(“Van Kampen”), and Schwab Capital Trust, et al., Investment Company Act Release Nos. 24067 (Oct. 1, 1999)(notice) and 24113 (Oct. 27, 1999)(order)(“Schwab”), and substantially the same as those for which relief was granted in PADCO Advisors, Inc., et al., Investment Company Act Release Nos. 24678 (October 5, 2000)(notice) and 24722 (October 31, 2000) (order)(“PADCO”).21 In Schwab, the applicants sought relief to allow the applicant registered open-end management investment companies to acquire shares of other registered open-end management investment companies both inside and outside the “same group of investment companies.” In Nuveen and Van Kampen, the applicants sought relief to permit the applicant registered unit investment trusts to acquire shares of registered management investment companies and unit investment trusts, including ETFs, both inside and outside the same group of investment companies. In iShares and PADCO, the applicants sought relief to allow certain registered open-end management investment companies outside the same group of investment companies as the applicants, subject to entering into a

[21]	This Application is structured like the iShares and PADCO applications. As in those applications, the applicant investment companies sought exemptive relief to permit other investment companies to invest in the applicant investment companies beyond applicable statutory limits. The structure of the Schwab, Nuveen and Van Kampen applications is somewhat different. In Schwab, Nuveen and Van Kampen, the applicants requested relief so that the applicant investment companies or unit investment trusts could invest in other investment companies and/or unit investment trusts beyond applicable statutory limits. See also Seasons Series Trust, et al., Investment Company Act Release Nos. 24646 (September 19, 2000) (notice) and 24693 (October 17, 2000) (order).

participation agreement, to acquire shares of the applicant registered open-end management investment companies. It appears that the relief granted in iShares and PADCO applies equally to funds of funds, as well as traditional funds that do not primarily invest in other investment companies, provided that the investing fund enters into a participation agreement with the applicant investment company.22 As will be discussed elsewhere in this Application, Applicants believe that applying the requested relief to Investing Funds that do not invest in other investment companies as their principal investment strategy does not raise additional issues under the 1940 Act and, in fact, will provide such Investing Funds with a useful and relatively inexpensive investment tool. Applicants also submit that the relief requested herein is consistent with, and substantially similar to the relief granted in Schwab, Nuveen, Van Kampen and PADCO. Applicants confirm that the Funds will be organized as registered open-end investment companies and not UITs. References made to relief applicable to UITs are for illustration only.
     C. Fees and Expenses
     Shares of the Funds will be sold without sales loads and will have average annual total operating expenses that are expected to be lower than actively managed mutual funds with similar investment objectives and policies that are not ETFs. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing

[22]	Although PADCO uses the term “Fund of Funds” to describe the investment companies that would invest in the applicant investment companies, the term “Fund of Funds,” as defined in PADCO, and the representations, terms and conditions in the PADCO application, notice, and order do not limit the relief to investment companies that primarily invest in other investment companies pursuant to Section 12(d)(1)(G) or an exemptive order.

Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.
     D. Conditions and Disclosure Relating to Section 12(d)(1) Relief.
     Like the applicants in PADCO, Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds will not be part of the same group of investment companies as the Funds and will not have the Adviser, or an entity controlling, controlled by or under common control with the Adviser as the Investing Fund Adviser or Sponsor. To address these concerns, any Investing Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the order requested herein only to invest in the Funds and not in any other investment company. The FOF Participation Agreement will further require an Investing Fund that exceeds the 5% or 10% limitations in Section 12(d)(1)(A)(ii) and (iii) to disclose in its prospectus that it may invest in ETFs, and to disclose, in “plain English,” in its prospectus the unique characteristics of the Investing Fund investing in ETFs, including but not limited to the expense structure and any additional expenses of investing in ETFs.
VI. REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS
     The Applicants request a Commission order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.
     Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, from any provision of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
     A. Sections 2(a)(32) and 5(a)(1) of the 1940 Act.
     Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only.
     Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.
     Applicants believe that the Trust’s securities may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants believe that the existence of Fund Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption registered herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to the Trust. Applicants further believe that exempting the Trust to permit the Trust to register as an open-end investment company and issue redeemable Creation Unit Aggregations of individual Fund Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and accordingly, Applicants hereby request that the Application for an order of exemption be granted.
     B. Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.
     Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

     Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Exchange. The Shares will trade on and away from the Exchange23 at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.
     The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.
     The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. Applicants do not believe that the portfolios could be managed or

[23]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares. In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low.
     Furthermore, the Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.
     Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. The Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
     C. Exemption from the Provisions of Section 22(e)

     The Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act to certain Global and International Funds under the circumstances described below.
     Section 22(e) provides that, except under circumstances not relevant to this request:
     No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption...
     Applicants observe that the settlement of redemptions of Creation Unit Aggregations of the International Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to twelve (12) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each International Fund customarily clear and settle, but in all cases no later than twelve (12) days following the tender of a Creation Unit Aggregation. With respect to Funds based on an international Underlying Index, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. Of course, it is possible that the proclamation of new or special holidays, the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), the elimination of existing holidays or changes in local securities delivery practices, could affect the information set forth herein at some time in the future. The Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays.
     Where relief is requested, the delivery of redemption proceeds would be made within a maximum of twelve (12), as the case may be, calendar days after the redemption request is received in proper form except to the extent that a redemption delivery is delayed due to the proclamation of new or special holidays, the treatment by market participants of certain days as informal holidays, the elimination of existing holidays or changes in local securities delivery practices.
     The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected International Fund.
     Except as disclosed in the Prospectus and/or SAI for the International Funds for analogous dates in subsequent years, deliveries of redemption proceeds by the International Funds relating to those countries or regions are expected to be made within seven (7) days.
     The Applicants propose that allowing redemption payments for Creation Unit Aggregations of a Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection. The Applicants submit that Congress adopted Section

22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.
     The Applicants desire to incorporate the creation and redemption mechanism for Creation Unit Aggregations of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Unit Aggregations beyond those already generally in place in the relevant jurisdiction. The Applicants believe that this approach may make creations and redemptions of Creation Unit Aggregations less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, the Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be required in respect of certain International Funds). Applicants are not seeking relief from Section 22(e) for International Funds that do not effect redemptions of Creation Unit Aggregation in kind.
     If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. The Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in section 6(c). Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.
     The Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in the Van Eck Associates Order24 and PowerShares Exchange Traded Fund Trust Order.25 On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Unit Aggregations and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected International Funds.
     D. Section 17(a) of the 1940 Act.
     Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person (“second tier affiliates”), from selling any security to or purchasing any security from the company. The definition of “affiliated person” in Section 2(a)(3) of the 1940 Act includes any person that owns 5% or more of an

[24]	See In the Matter of Van Eck Associates, et al., Investment Cmpany Act Release No. 27742 (Feb. 27, 2007) (order) and 27694 (Jan. 31, 2007) (order).

[25]	See In the Matter of PowerShares Exchange Traded Fund Trust, et al., Investment Company Release No. 27841 (May 25, 2007) (order) and 27811 (Apr. 30, 2007) (notice).

issuer’s outstanding voting securities (Section 2(a)(3)(A)), any person 5% or more of whose outstanding voting securities are owned by another person (Section 2(a)(3)(B)) and any person controlling, controlled by or under common control with another person (Section 2(a)(3)(C)). Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence and provides that any person who owns more than 25% of the voting securities of a company shall be presumed to control the company. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).
     Section 17(a) prohibits: (i) persons who are affiliated persons of a Fund under Section 2(a)(3)(A) or (C) of the 1940 Act, by virtue of owning, respectively, 5% or more, or more than 25% of a Fund, from purchasing or redeeming Creation Units through in-kind transactions, and (ii) the Fund under Section 2(a)(3)(B) of the 1940 Act, as an affiliated person of an Investing Fund by virtue of having 5% or more of its Shares owned by the Investing Fund, from selling Shares to, and redeeming Shares from, the Investing Fund.
     Applicants request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. The Applicants also request an exemption under Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act in order to permit each Fund to sell Shares to and redeem Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with,26 any Investing Fund of which it is an affiliated person or second tier affiliate because of one or more of the following: (i) the Investing Fund holds 5% or more of the Shares of the Trust or one or more Funds; (ii) an Investing Fund described in (i) is an affiliated person of the Investing Fund; or (iii) the Investing Fund holds 5% or more of the shares of one or more Affiliated Funds.
     Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the 1940 Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).
     Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve

[26]	With respect to these in-kind transactions, Applicants are seeking relief for Funds that are affiliated persons or second tier affiliates of an Investing Fund solely by virtue of one or more of the reasons described. Applicants believe that an Investing Fund generally will purchase Shares in the secondary market and will not purchase or overreaching. For the reasons set forth above, the Applicants contend that no useful purpose would be served by prohibiting the transactions described above. The composition of a Fund Deposit made by a purchaser or Fund Redemption given to a redeeming investor will be the same regardless of the investor’s identity, and will be valued under the same objective standards applied to valuing the Portfolio Securities. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. The Applicants believe that “in-kind” purchases and redemptions will afford no opportunity for (1) an affiliated person or a second tier affiliate of a Fund described above to effect a transaction detrimental to the other holders of its Shares or (2) a Fund that is an affiliated person or a second tier affiliate of an Investing Fund to effect a transaction that is detrimental to the Investing Fund. Further, any such “in kind” transactions will be based on the NAV of the relevant Fund in accordance with procedures set forth in the Prospectus and SAI.
     The Applicants also note that the ability to take deposits and make redemptions in-kind will aid in achieving the Fund’s objectives. The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistently with the Fund’s objectives and with the general purposes of the 1940 Act. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values. Therefore, no opportunity is created for the affiliates of the Funds described above to effect a transaction detrimental to the other holders of Shares of a Fund or to Funds affiliated with the Investing Fund to effect transactions detrimental to the Investing Funds. In addition, the proposed transactions will be consistent with the policies of the relevant Fund, will comply with the investment restrictions of redeem Creation Units directly from a Fund. Nonetheless, an Investing Fund could seek to transact in Creation Units directly with a Fund pursuant to the Section 17(a) relief requested.

the Investing Fund and will be consistent with its investment policies as set forth in its registration statement. Moreover, the FOF Participation Agreement will require any Investing Fund that relies on the relief to purchase Shares directly from a Fund to represent that its purchases are permitted under its investment restrictions and consistent with the investment policies described in its registration statement.
     The Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for in-kind transactions between an ETF and certain affiliates. All shareholders, regardless of affiliation, will be given the same opportunities with respect to creations and redemptions in-kind. As a result, there would not be any increased opportunity for an affiliate of the Trust to effect a transaction detrimental to the Trust. In addition, Applicants note that the consideration paid for the purchase, or received for the redemption, of Shares directly from a Fund by an Investing Fund will be based on the NAV of the Shares. Consequently, the Applicants believe that the requested relief meets the standards of Sections 6(c) and 17(b) of the 1940 Act.
     E. Section 12(d)(1) of the 1940 Act.
     Applicants request an exemption to permit an Investing Fund to acquire shares of a Fund beyond the limits of Section 12(d)(l)(A). Applicants also seek an exemption to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds beyond the limits of Section 12(d)(1)(B) of the 1940 Act.
     Applicants are requesting an order under Section 12(d)(1)(J) of the 1940 Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act exempting certain transactions involving the Funds from Section 17(a) of the 1940 Act. The requested exemption would permit the Investing Funds to acquire Shares in each of the Funds beyond the limitations in Section 12(d)(l)(A).
     1. Legal Analysis
     Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.
     a. Exemption Under Section 12(d)(1)(J) of the 1940 Act
     The National Securities Markets Improvement Act of 1996 (“NSMIA)”27 added Section 12(d)(l)(J) to the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that

[27]	H.R. Rep. No. 622, 104th Cong., 2nd Sess. (1996).

gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”28 Applicants submit that the proposed conditions to the relief requested in this Application, including the requirement that each Investing Fund enter into a FOF Participation Agreement (defined below) with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.29
     b. Concerns Underlying Section 12(d)(l)(J)
     Congress enacted Section 12(d)(l) (then Section 12(c)(1) in 1940 to prevent one investment company from buying control of another investment company.30 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.31 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:
          [Y]ou may get situations where one investment company may

[28]	Id. at 43-44

[29]	Id.

[30]	House Hearings, 76th Cong., 3d Sess., at 113 (1940).

[31]	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.32
     Congress tightened Section 12(d)(1)’ s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).33 These abuses included: (i) undue influence, such as through the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).34
     Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a written agreement (“FOF Participation Agreement”) as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).
     The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order. Condition B.1 limits the ability of a Investing Fund’s Advisory Group or a Investing Fund’s Subadvisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act.

[32]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[33]	H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[34]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company

For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.
     For purposes of this Application, an “Investing Fund’s Subadvisory Group” is defined as any Investing Fund Subadviser, any person controlling, controlled by, or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser. The condition does not apply to the Investing Fund Subadviser Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by, or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.
     Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Subadviser,

Growth, H.R Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities.
     Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Subadviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”
     Condition B.9 is intended to insure that the board of directors and the investment adviser or Trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and the Investing Fund at the time an investment is made in excess of Section 12(d)(1).
     A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing

Fund in excess of the limits of Section 12(d)(1) (A). A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the 1940 Act by declining to execute a FOF Participation Agreement with an Investing Fund.
     With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.
     Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“disinterested directors or trustees”), will be required to find that the Advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the Advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.
     In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.
     Under Condition B.5, an Investing Fund Adviser, trustee of a Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in National Association of Securities Dealers (“NASD”) Conduct Rule 2830.
     In order to address concerns about complexity, each Investing Fund will represent in its FOF Participation Agreement that if it exceeds the 5% or 10% limitation of Section 12(d)(1)(A)(ii) or (iii), respectively, it will disclose in its Prospectus the fact that it may invest in ETFs and disclose in “plain English” in its Prospectus the unique characteristics of doing so, including but not limited to the expense structure and any additional expenses of investing in ETFs.35 The FOF Participation Agreement also will include an acknowledgement from the Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other investment company. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund

[35]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will which is in turn able to invest, in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.
     F. Discussion of Precedent.
     The Applicants’ requested relief with respect to Sections 2(a)(32) and 5(a)(1) is virtually identical to the exemptive relief obtained by WEBS Index Fund,36 CountryBaskets,37 Select Sector SPDR Trust, the streetTRACKS Series Trust,38 iShares,39 the Vanguard Index Funds,40 Fresco Index Shares Funds41 and PowerShares Exchange Traded Fund Trust.42
     The Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is virtually identical to the exemptive relief obtained by SuperTrust,43 the SPDR Trust,44 the MidCap include this acknowledgment.

[36]	See In the Matter of the Foreign Fund, Inc., et al., Investment Company Act Release Nos. 21803 (March 5, 1996) (order) and 21737 (Feb. 6, 1996) (notice).

[37]	See CountryBaskets Index Fund, Inc., Investment Company Act Release Nos. 21802 (March 5, 1996) (order) and 21736 (Feb. 6, 1996) (notice).

[38]	See In the Matter of the Select Sector SPDR Trust, et al., Investment Company Act Release Nos. 24666 (Sept. 25, 2000) (order) and 24631 (Sept. 7, 2000) (notice).

[39]	See In the Matter of Barclays Global Fund Advisers, Application File No. 812-11600 filed on May 11, 2000, which was ordered on May 12, 2000. See Investment Company Act Release No. 24451 (May 12, 2000).

[40]	See In the Matter of Vanguard Index Funds, et al., Investment Company Act Release Nos. 24789 (December 12, 2000) (order) and 24680 (October 6, 2000) (notice).

[41]	See In the Matter of UBS Global Asset Management (US) Inc., et al., Investment Company Act Release Nos. 25767 (October 11, 2002)(order) and 25738 (September 18, 2002)(notice).

[42]	See In the Matter of PowerShares Exchange Traded Fund Trust, et al., Investment Company Act Release Nos. 25985 (March 28, 2003)(order) and 25961 (March 4, 2003)(notice).

[43]	See In the Matter of the SuperTrust Trust for Capital Market Fund, Inc. Shares, et al., Investment Company Act Release Nos. 17809 (Oct. 19, 1990) (order) and 17613 (July 25, 1990) (notice).

[44]	See SPDR Trust Series, Investment Company Act Release Nos. 18959 (Sept. 17, 1992) (order) and 18959 (Sept. 17, 1992) (notice).

Trust,45 the Diamonds Trust,46 the Nasdaq-100 Trust,47 WEBS Index Fund,48 Select Sector SPDR Trust,49 the streetTRACKS Series Trust,50 CountryBaskets,51 iShares,52 the Vanguard Index Funds,53 the Fresco Index Shares Funds54 and the PowerShares Exchange Traded Fund Trust.55
     The Applicants’ requested relief with respect to Sections 17(a) and 17(b) to permit certain affiliated persons or second tier affiliates to transact in-kind with the Funds in Creation Units is virtually identical to the exemptive relief obtained by the SPDR Trust,56 the MidCap Trust,57 the Diamonds Trust,58 the Nasdaq-100 Trust,59 WEBS Index Fund,60 Select Sector SPDR Trust61 the streetTRACKS Series Trust,62 CountryBaskets,63 iShares,64 the Vanguard Index Funds,65 Fresco Index Shares Fund66 and PowerShares Exchange Traded Trust.67

[45]	See In the Matter of MidCap SPDR Trust, Series 1, Investment Company Act Release Nos. 20844 (Jan. 18, 1995) (order) and 20797 (Dec. 23, 1994) (notice).

[46]	See In the Matter of Diamonds Trust, et al., Investment Company Act Release Nos. 22979 (Dec. 30, 1997) (order) and 22927 (Dec. 5, 1997) (notice).

[47]	See In the Matter of the Nasdaq-100 Trust, et al., Investment Company Act Release Nos. 23702 (Feb. 22, 1999) (order) and 23668 (Jan. 27, 1999) (notice).

[48]	See In the Matter of The Foreign Fund, Inc., et al., supra note 36

[49]	See In the Matter of the Select Sector SPDR Trust, supra note 38.

[50]	See In the Matter of the Select Sector SPDR Trust, supra note 38.

[51]	See In the Matter of CountryBaskets Index Fund, Inc., supra note 37.

[52]	See In the Matter of Barclays Global Fund Advisers, et al., supra note 39.

[53]	See In the Matter of Vanguard Index Funds, et al., supra note 40.

[54]	See In the Matter of UBS Global Asset Management (US) Inc., et al., supra note 41.

[55]	See In the Matter of PowerShares Exchange Traded Fund Trust, et al., supra note 42.

[56]	See SPDR Trust Series, supra note 44.

[57]	See In the Matter of MidCap SPDR Trust, Series 1, supra note 45.

[58]	See In the Matter of Diamonds Trust, et al., supra note 46.

[59]	See In the Matter of the Nasdaq-100 Trust, et al., supra note 47.

[60]	See In the Matter of The Foreign Fund, Inc., et al., supra note 36.

[61]	See In the Matter of the Select Sector SPDR Trust, supra note 38.

[62]	See In the Matter of the Select Sector SPDR Trust, supra note 38.

[63]	See In the Matter of CountryBaskets Index Fund, Inc., supra note 37.

[64]	See In the Matter of Barclays Global Fund Advisers, et al., supra note 36 and see iShares Trust, et al., Investment Company Act Rel. Nos. 25969 (Mar. 21, 2003) (notice) and 26006 (Apr. 15, 2003) (order) as precedent

     The requested relief from Section 17(a) to permit Funds that are affiliated persons or second tier affiliates of Investing Funds to sell shares to and redeem shares from and engage in the in-kind transactions that would accompany such sales and redemption with the Investing Fund is virtually identical to the exemptive relief obtained by iShares.68
     The Applicants’ requested relief with respect to Section 22(e) is virtually identical to the exemptive relief obtained by Select Sector SPDR.69
     The requested relief with respect to Sections 12(d)(1)(A) and (B) is substantially similar to the exemptive relief the Commission recently has granted to other applicants who sought relief for similar structures and investments, and whose requests for relief included conditions substantially similar to those included in this Application.70 Applicants confirm that the Funds will be organized as registered open-end investment companies and not UITs. References made to relief applicable to UITs are for illustration only.
     In addition, as required under Condition A.7 of the Application, neither the Adviser nor Fund Subadviser will directly or indirectly cause any Authorized Participant or any investor on whose behalf an Authorized Participant may transact with the Fund to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly. This condition addresses the unique element of ETFs, i.e., that ETFs may purchase and sell securities through the in-kind creation and redemption process and is designed to insure that the Adviser for the relief from Section 17(a) in conjunction with the sale and redemption of Shares by the Funds to and from Investing Funds.

[65]	See In the Matter of Vanguard Index Funds, et al., supra note 40.

[66]	See In the Matter of UBS Global Asset Management (US) Inc., et al., supra note 41.

[67]	See In the Matter of PowerShares Exchange Traded Fund Trust, et al., supra note 42.

[68]	See In the Matter of iShares Trust, supra, note 64.

[69]	In the Matter of SSgA Inc., et al., Investment Company Act Rel. Nos. 27511 (Oct. 6. 2006)(notice) and 27543 (Nov. 1, 2006) (order).

[70]	See, e.g., iShares, PADCO, and Schwab.

and/or Fund Subadviser will not cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind creation process to circumvent applicable restrictions under the Act.
     In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, identical to that requested herein, to index-based ETFs, is equally applicable to the Funds.
VII. EXPRESS CONDITIONS
     The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
     A. Exchange-Traded Fund Relief.
          1. Each Prospectus will clearly disclose that, for purposes of the 1940 Act, Shares are issued by a registered investment company and that the acquisition of Shares by investment companies and companies relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act is subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a FOF Participation Agreement with the Fund regarding the terms of the investment.
          2. As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on an Exchange.
          3. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in

Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.
          4. The website for the Funds, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day’s NAV and the Bid/Ask Price, and a calculation of the premium or discount of the Bid/Ask Price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if shorter).
          5. The Prospectus and annual report for each Fund will also include: (a) the information listed in condition A.4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or for the life of the Fund, if shorter), and (b) calculated on a per Share basis for one-, five- and ten-year periods (or for the life of the Fund, if shorter), the cumulative total return and the average annual total return based on NAV and Bid/Ask Price.
          6. The requested order will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.
     B. Section 12(d)(1) Relief
          1. The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act.

The members of the Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.
          2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.
          3. The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.
          4. Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the

Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).
          5. The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

          6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.
          7. The Board of the Trust, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.
          8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.
          9. Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
          10. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the Advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the Advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.
          11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.
          12. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act.

VIII. AUTHORIZATIONS AND SIGNATURES
     A. CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.
          In accordance with Rule 0-2(c) under the Act, CHARLES SCHWAB INVESTMENT MANAGEMENT, INC. states that all actions necessary to authorize the execution and filing of this Application on its behalf have been taken, and the person signing and filing this document on its behalf is authorized to do so. Randall W. Merk is authorized to sign and file this document on behalf of CHARLES SCHWAB INVESTMENT MANAGEMENT, INC., pursuant to the attached resolution authorizing the filing of this Application.

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.
By:	/s/ Randall W. Merk
	Name:	Randall W. Merk
	Title:	President and Chief Executive Officer
	Dated:	January 26, 2009

Verification of Application and Statement of Fact
          In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application dated January 30, 2009, for an order, for and on behalf of CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.; that Randall W. Merk is the President and Chief Executive Officer of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Randall W. Merk
	Name:	Randall W. Merk
	Title:	President and Chief Executive Officer
	Dated:	January 26, 2009

     B. SCHWAB STRATEGIC TRUST
          In accordance with Rule 0-2(c) under the Act, SCHWAB STRATEGIC TRUST states that all actions necessary to authorize the execution and filing of this Application on its behalf have been taken, and the person signing and filing this Application on its behalf is authorized to do so. Shelley A. Harding, Trustee of SCHWAB STRATEGIC TRUST, is authorized to sign and file this Application on behalf of SCHWAB STRATEGIC TRUST, pursuant to its organizational documents.

SCHWAB STRATEGIC TRUST
By:	/s/ Shelley A. Harding
	Name:	Shelley A. Harding
	Title:	Trustee
	Dated:	January 26, 2009

Verification of Application and Statement of Fact
          In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached Application dated January 30, 2009, for an order for and on behalf of SCHWAB STRATEGIC TRUST; that Shelley A. Harding is the sole Trustee of such company; and that all actions taken by the Trustee to authorize the undersigned to execute and file such instrument have been taken. The undersigned further say that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Shelley A. Harding
	Name:	Shelley A. Harding
	Title:	Trustee
	Dated:	January 26, 2009

Resolution of Charles Schwab Investment Management, Inc
     The undersigned hereby certifies that he is President and Chief Executive Officer of Charles Schwab Investment Management, Inc. (“Corporation”), and further certifies that the following resolution was duly adopted by the Board of Directors of the Corporation and is still in full force and effect.
     RESOLVED, that the proper officers of the Corporation be, and each of the officers hereby is, severally authorized to prepare, execute and file with the Securities and Exchange Commission (the “Commission”) on behalf of the Corporation, applications under Sections 6(c), 12(d),(1)(J), and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), and appropriate amendments thereto (the “Applications”) for exemptive relief from the provisions of:
(i) Section 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act to permit the creation and operation of funds that offer exchange-traded shares with limited redeemability and whose performance will correspond generally to the performance of a specified index; and
(ii) Sections 17(a) and 12(d)(1)(A) and (B) of the 1940 Act to the extent necessary to permit these funds to purchase securities beyond the limits permitted by the 1940 Act and to engage in certain affiliated transactions in connection with the exchange-traded funds’ proposed structure; and
     RESOLVED FURTHER, that any appropriate officer of the Corporation be, and each of the officers is hereby, severally authorized to file with the Commission these Applications in such form as the officer or anyone of the officers deems necessary and appropriate, to do any and all things necessary or proper under the Act, the Investment Advisers Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934, including the submission and filing of any and all Applications, reports and other documents deemed by such officer to be necessary or proper to establish and implement the exchange-traded funds’ proposed structure; and
     RESOLVED FURTHER, that any and all such actions to be taken or heretofore taken by any officer of the Corporation as necessary or desirable to carry out the intents and purposes of the foregoing resolutions be, and they hereby are, authorized, ratified and confirmed.
     IN WITNESS WHEREOF, I hereunto set my hand and the seal of CSIM, this 26th day of January, 2009.

/s/ Randall W. Merk
Name:	Randall W. Merk
Title:	President and Chief Executive Officer

EXHIBIT A — Description of Initial Fund and its Index
Dow Jones U.S. Total Stock Market Index
The Fund seeks to provide investment results that track the performance of a benchmark index that measures the total return of the entire U.S. stock market. To pursue its goal, the Fund uses a passive management strategy. The Dow Jones U.S. Total Stock Market Index includes all publicly traded stocks of companies headquartered in the United States for which pricing information is readily available.

73